BR/22

SEWARD & KISSEL LLP
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WRITER'

03040240

DEC 4 2003

December 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Southern District of New York on November 19, 2003 by Bernard Schwimmer against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
Gerald Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A

00250.0073 #447495

ORIGINAL

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
Sandy A. Liebhard (SL-0835)
U. Seth Ottensoser (UO-9703)
Gregory M. Egleston (GE-1932)
10 East 40th Street
New York, NY 10016
Tel: (212) 779-1414

Attorneys for Plaintiff

03 CV 9197

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

BERNARD SCHWIMMER, On Behalf of Himself And All Others Similarly Situated, Plaintiff, v. ALLIANCEBERNSTEIN TECHNOLOGY FUND; ALLIANCEBERNSTEIN TECHNOLOGY FUND, INC.; ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.; ALLIANCE CAPITAL MANAGEMENT L.P.; ALLIANCE CAPITAL MANAGEMENT CORPORATION; AXA FINANCIAL, INC.; GERALD MALONE; and CHARLES SCHAFFRAN; Defendants.	**CIVIL ACTION NO.** **CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED** FILED U.S. DISTRICT COURT 2003 NOV 19 PM 1:33 S.D. OF N.Y.

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the AllianceBernstein Funds (as defined herein), press releases, and media reports about the AllianceBernstein Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the AllianceBernstein family of funds (*i.e.*, the AllianceBernstein Funds as defined herein) between October 2, 1998 and September 29, 2003, inclusive, and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On September 30, 2003, before the market opened, Alliance Capital Management, L.P. issued a press release revealing that it had been contacted by the Securities and Exchange Commission and the New York State Attorney General's Office in connection with the regulators' investigation of the mutual fund industry's practices of late trading and market timing. Alliance Capital Management announced that as a result of its own internal

investigation, it had identified conflicts of interests with respect to market timing transactions, leading to the suspension of defendant Gerald Malone, a portfolio manager of certain AllianceBernstein Funds and defendant Charles Schaffran, an executive salesperson of Alliance hedge funds.

4. Subsequently, on October 1, 2003, *The Wall Street Journal* reported that defendants Malone and Schaffran allowed certain investors to make rapid trades in 3 AllianceBernstein Funds that were managed by Malone, in exchange for large investments in certain Alliance hedge funds also managed by Malone. Moreover, the article stated that according to documents produced by Alliance Capital Management pursuant to a subpoena by the Attorney General's Office, Edward Stern of Canary Capital placed late trades through Bank of America for certain AllianceBernstein Funds. Bank of America has been named as a defendant in numerous recently filed actions concerning its alleged participation in a wrongful and illegal scheme which allowed Canary, defined herein, to engage in late trading and market timing in mutual fund families, including Janus, One Group, Strong, and Nations funds. As a result of defendants' wrongful and illegal misconduct in AllianceBernstein Funds, plaintiff and members of the Class suffered damages.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act (15 U.S.C. § 77v) and 28 U.S.C. § 1331.

6. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendants Alliance Capital Management Holding L.P., Alliance Capital Management L.P., Alliance Capital Management Corporation, and AXA Financial, Inc. maintain offices in this District.

7. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

8. Plaintiff Bernard Schwimmer, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the AllianceBernstein Technology Fund during the Class Period and has been damaged thereby.

9. Defendant AllianceBernstein Technology Fund is among the AllianceBernstein Funds as defined herein.

10. Defendant AllianceBernstein Technology Fund, Inc., is the registrant for the AllianceBernstein Technology Fund.[1]

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[1] As used herein: AllianceBernstein Growth & Income Fund, AllianceBernstein Health Care Fund, AllianceBernstein Disciplined Value Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein Real Estate Investment Fund, AllianceBernstein Growth Fund, AllianceBernstein Select Investor Series Biotechnology Portfolio, AllianceBernstein Small Cap Value Fund, AllianceBernstein Premier Growth Fund, AllianceBernstein Select Investor Series Technology Port, AllianceBernstein Value Fund, AllianceBernstein Quasar Fund, AllianceBernstein Select Investor Series Premier Port, AllianceBernstein Utility Income Fund, AllianceBernstein Balanced Shares, AllianceBernstein Disciplined Value Fund, AllianceBernstein Global Value Fund, AllianceBernstein International Value Fund, AllianceBernstein Real Estate Investment Fund, AllianceBernstein Small Cap Value Fund, AllianceBernstein Utility Income Fund, AllianceBernstein Value Fund, AllianceBernstein Allasia AllianceBernstein Blended Style Series - U.S. Large Cap Portfolio, Investment Fund, AllianceBernstein Global Value Fund, AllianceBernstein Greater China '97 Fund, AllianceBernstein International Premier Growth Fund, AllianceBernstein International Value Fund, AllianceBernstein Global Small Cap Fund, AllianceBernstein New Europe Fund, AllianceBernstein Worldwide Privatization Fund, AllianceBernstein Select Investor Series Biotechnology Port, AllianceBernstein Select Investor Series Premier Port, AllianceBernstein Select Investor Series Technology Port, AllianceBernstein Americas Government Income Trust, AllianceBernstein Bond Fund Corporate Bond Portfolio, AllianceBernstein Bond Fund Quality Bond Portfolio, AllianceBernstein Bond Fund U.S. Government Portfolio, AllianceBernstein Emerging Market Debt Fund, AllianceBernstein Global Strategic Income Trust, AllianceBernstein High Yield Fund, AllianceBernstein Multi-market Strategy Trust, AllianceBernstein Short Duration, AllianceBernstein Intermediate California Muni Portfolio, AllianceBernstein Intermediate Diversified Muni Portfolio, AllianceBernstein Intermediate New York Muni Portfolio,AllianceBernstein Muni Income Fund National Portfolio, AllianceBernstein Muni Income Fund Arizona Portfolio, AllianceBernstein Muni Income Fund California Portfolio, AllianceBernstein Muni Income Fund Insured California Portfolio, AllianceBernstein Muni Income Fund Insured National Portfolio, AllianceBernstein Muni Income Fund Florida Portfolio, AllianceBernstein Muni Income Fund Massachusetts Portfolio, AllianceBernstein Muni Income Fund Michigan Portfolio, AllianceBernstein

11. Each of the AllianceBernstein Funds, including the Technology Fund, are mutual funds that are managed by defendant Alliance Capital Management L.P., and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

12. Defendant Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly-traded holding company which provides investment management services through defendant Alliance Capital Management L.P. ("Alliance Capital Management"). Alliance

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Muni Income Fund Minnesota Portfolio, AllianceBernstein Muni Income Fund New Jersey Portfolio, AllianceBernstein Muni Income Fund New York Portfolio, AllianceBernstein Muni Income Fund Ohio Portfolio, AllianceBernstein Muni Income Fund Pennsylvania Portfolio, AllianceBernstein Muni Income Fund Virginia Portfolio, Collegeboundfundsm (are collectively Known as "AllianceBernstein Funds"); AllianceBernstein Growth & Income Fund, Inc., AllianceBernstein Health Care Fund, Inc., AllianceBernstein Disciplined Value Fund, Inc., AllianceBernstein Mid-Cap Growth Fund, Inc., AllianceBernstein Real Estate Investment Fund, Inc., AllianceBernstein Growth Fund, Inc., AllianceBernstein Select Investor Series Biotechnology Portfolio, Inc., AllianceBernstein Small Cap Value Fund, Inc., AllianceBernstein Premier Growth Fund, Inc., AllianceBernstein Select Investor Series Technology Port, Inc., AllianceBernstein Value Fund, Inc., AllianceBernstein Quasar Fund, Inc., AllianceBernstein Select Investor Series Premier Port, Inc., AllianceBernstein Utility Income Fund, Inc., AllianceBernstein Balanced Shares, Inc., AllianceBernstein Disciplined Value Fund, Inc., AllianceBernstein Global Value Fund, Inc., AllianceBernstein International Value Fund, Inc., AllianceBernstein Real Estate Investment Fund, Inc., AllianceBernstein Small Cap Value Fund, Inc., AllianceBernstein Utility Income Fund, Inc., AllianceBernstein Value Fund, Inc., AllianceBernstein Blended Style Series - U.S. Large Cap Portfolio, Inc., AllianceBernstein All-Asia Investment Fund, Inc., AllianceBernstein Global Value Fund, Inc., AllianceBernstein Greater China '97 Fund, Inc., AllianceBernstein International Premier Growth Fund, Inc., AllianceBernstein International Value Fund, Inc., AllianceBernstein Global Small Cap Fund, Inc., AllianceBernstein New Europe Fund, Inc., AllianceBernstein Worldwide Privatization Fund, Inc., AllianceBernstein Select Investor Series Biotechnology Port, Inc., AllianceBernstein Select Investor Series Premier Port, Inc., AllianceBernstein Select Investor Series Technology Port, Inc., AllianceBernstein Americas Government Income Trust, Inc., AllianceBernstein Bond Fund Corporate Bond Portfolio, Inc., AllianceBernstein Bond Fund Quality Bond Portfolio, Inc., AllianceBernstein Bond Fund U.S. Government Portfolio, Inc., AllianceBernstein Emerging Market Debt Fund, Inc., AllianceBernstein Global Strategic Income Trust, Inc., AllianceBernstein High Yield Fund, Inc., AllianceBernstein Multimarket Strategy Trust, Inc., AllianceBernstein Short Duration, Inc., AllianceBernstein Intermediate California Muni Portfolio, Inc., AllianceBernstein Intermediate Diversified Muni Portfolio, Inc., AllianceBernstein Intermediate New York Muni Portfolio, Inc., AllianceBernstein Muni Income Fund National Portfolio, Inc., AllianceBernstein Muni Income Fund Arizona Portfolio, Inc., AllianceBernstein Muni Income Fund California Portfolio, Inc., AllianceBernstein Muni Income Fund Insured California Portfolio, Inc., AllianceBernstein Muni Income Fund Insured National Portfolio, Inc., AllianceBernstein Muni Income Fund Florida Portfolio, Inc., AllianceBernstein Muni Income Fund Massachusetts Portfolio, Inc., AllianceBernstein Muni Income Fund Michigan Portfolio, Inc., AllianceBernstein Muni Income Fund Minnesota Portfolio, Inc., AllianceBernstein Muni Income Fund New Jersey Portfolio, Inc., AllianceBernstein Muni Income Fund New York Portfolio, Inc., AllianceBernstein Muni Income Fund Ohio Portfolio, Inc., AllianceBernstein Muni Income Fund Pennsylvania Portfolio, Inc., AllianceBernstein Muni Income Fund Virginia Portfolio, Inc. (are collectively known as "AllianceBernstein Registrants").

Holding is incorporated in Delaware with its principal place of business located at 1345 Avenue of the Americas, New York, New York 10105. Alliance Holding is the ultimate parent of the AllianceBernstein Funds and the parent company of, and controls Alliance Capital Management and the AllianceBernstein Registrants. As of March 31, 2003, Alliance Holding owned approximately 30.7 percent of the outstanding shares of Alliance Capital Management.

13. Defendant Alliance Capital Management is registered as an investment adviser under the Investment Advisers Act and managed and advised the AllianceBernstein Funds throughout the Class Period. During this period, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Funds. Alliance Capital Management is located at 1345 Avenue of the Americas, New York, New York 10105.

14. Defendant Alliance Capital Management Corporation ("Alliance Corporation") is a wholly-owned subsidiary of defendant AXA Financial, Inc. ("AXA"), and the general partner of defendants Alliance Holding and Alliance Capital Management. Alliance Corporation owns 100,000 partnership units in Alliance Holding, and a 1 percent general partnership interest in Alliance Capital Management. Alliance Corporation is located at 140 Broadway, New York, New York 10005.

15. Defendant AXA, a unit of Europe's second largest insurer AXA SA, is an international financial services organizations which provides financial advisory, insurance and investment management products and services worldwide. AXA is a Delaware corporation and maintains its principal place of business at 1290 Avenue of the Americas, New York, New York 10104. AXA controls Alliance Capital Management by virtue of its general partnership interests

through Alliance Corporation and its 55.7 percent economic interest in Alliance Capital Management as of March 31, 2003.

16. AllianceBernstein Registrants are the registrants and issuers of the shares of the AllianceBernstein Funds.

17. Defendant Gerald Malone was at all relevant times a Senior Vice President at Alliance Capital Management and a portfolio manager of several AllianceBernstein Funds, including the AllianceBernstein Technology Fund, and Alliance hedge funds, and was an active participant in the unlawful scheme alleged herein.

18. Defendant Charles Schaffran was at all relevant times a marketing executive at Alliance Capital Management who sold Alliance hedge funds to investors, and was an active participant in the unlawful scheme alleged herein.

19. Alliance Holding, Alliance Corporation, Alliance Capital Management and AXA are referred to collectively herein as the "Fund Defendants."

20. Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, Ltd., is a Bermuda limited liability company. Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as "Canary."

PLAINTIFF'S CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares of the Technology Fund, or like interests in AllianceBernstein Funds, between October 2, 1998 and September 29, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in AllianceBernstein Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the AllianceBernstein Funds, including the Technology Fund, are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

22. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the AllianceBernstein Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

23. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

24. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

25. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the AllianceBernstein Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

26. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

27. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. The AllianceBernstein Funds were no exception; the AllianceBernstein Funds' website states: "A little planning goes a long way. Whatever your long-term goal, we can help you begin to plan a savings strategy. If your goal is listed below, let us show you how. I want to invest for a comfortable retirement. - I'm saving for a college education. I'm saving toward a dream purchase."

28. However, unbeknownst to investors, from at least as early as October 2, 1998 and until September 29, 2003, inclusive, defendants engaged in wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of the AllianceBernstein Funds' investors, including plaintiff and other members of the Class, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and the other members of the Class who knew nothing of these illicit arrangements. Specifically, Alliance Capital Management, as manager of the AllianceBernstein Funds, and each of the relevant fund managers, profited from fees Alliance Capital Management charged to the AllianceBernstein Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which hurt plaintiff and other Class members, by artificially and materially affecting the value of the AllianceBernstein Funds, Canary, agreed to park substantial assets in the Funds, thereby increasing the assets under AllianceBernstein Funds' management and the

fees paid to AllianceBernstein Funds' managers. The assets parked in the AllianceBernstein Funds in exchange for the right to engage in late trading and timing have been referred to as "sticky assets." Furthermore, Canary secretly disguised additional, improper compensation to the Fund Defendants as interest payments on monies loaned by the Fund Defendants to Canary for the purpose of financing the illegal scheme. The synergy between the Fund Defendants and Canary hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

Illegal Late Trading at the Expense of Plaintiff and Other Members of the Class

29. "Late trading" exploits the unique way in which mutual funds, including the AllianceBernstein Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, 11 sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price. Unbeknownst to plaintiff and other members of the Class, and in violation of SEC regulations, and Canary, secretly agreed with the Fund Defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed Canary to capitalize on market- moving financial and other information

that was made public after the close of trading at 4:00 p.m. while plaintiff and other members of the Class, who bought their AllianceBernstein Funds shares lawfully, could not.

30. Here is an illustration of how the favored treatment accorded to Canary took money, dollar- for-dollar, out of the pockets of ordinary AllianceBernstein Funds investors, such as plaintiff and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed Canary, and other favored investors, to purchase fund shares at the pre-4:00 p.m. price of $10 per share even after the post-4:00 p.m. news came out and the market had already started to move upwards. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, Canary's profit of $5 per unit comes, dollar- for dollar, directly from the other fund investors. This harmful practice, which damaged plaintiff and other members of the Class, is completely undisclosed in the Prospectuses by which the AllianceBernstein Funds were marketed and sold and pursuant to which plaintiff and the other Class members purchased their AllianceBernstein Funds securities. Moreover, late trading is specifically prohibited by the "forward pricing rule " embodied in SEC regulations. *See* 17 C.F.R. § 270.22c-1(a).

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

31. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

32. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the AllianceBernstein Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

33. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar- for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced fo r those who are still in the

fund. If the timer sells short on bad days -- as Canary also did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

34. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

35. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Canary to time their trades, but, in the case of Canary, they also provided a trading platform, provided Canary proprietary information about the stocks held in the AllianceBernstein Funds, financed the timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Scheme

36. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in connection with the unlawful practices alleged herein (the "Spitzer Complaint"). The Spitzer Complaint alleged as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This

> caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

37. According to mutual fund orders and other records obtained by the Attorney General's Office, Canary used an AllianceBernstein Fund for its late trading and market timing practices.

38. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> [. . .] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and- hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They

> make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price.

39. On September 30, 2003, Alliance Capital Management announced in a press release published over *PR Newswire* that the New York State Attorney General and the SEC had contacted Alliance Capital Management in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. Additionally, Alliance Capital Management revealed the following:

> based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest in connection with certain market timing transactions. **<u>In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.</u>** [Emphasis added.]

40. On October 1, 2003, an article appearing in *The Wall Street Journal* identified the two Alliance Capital Management employees who were suspended as a result of their involvement in conflicts of interests as defendants Gerald Malone and Charles Schaffran. The article revealed that Alliance Capital Management had been subpoenaed by the New York State

Attorney General's Office early on in its inquiry into the mutual fund industry, and further, elaborated on defendants Malone and Schaffran's wrongful and illegal misconduct:

> certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone[.]
>
> * * *
>
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage Inc. gain the ability to make short-term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds[.]
>
> * * *
>
> As previously reported, [defendant Edward] Stern's firm, Canary, appears to had arrangements allowing short-term trading with Alliance funds. . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction.

The Prospectuses, Including the AllianceBernstein Technology Fund Prospectus, Were Materially False and Misleading

41. Plaintiff and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the AllianceBernstein Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

42. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

How the Funds Value Their Shares

> The Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value.

43. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund. Your purchase of Fund shares may be subject to an initial sales charge. Sales of Fund shares may be subject to a contingent deferred sales charge or CDSC.
>
> * * *
>
> HOW TO EXCHANGE SHARES
>
> You may exchange your Fund shares for shares of the same class of other Alliance Mutual Funds (including AFD Exchange Reserves, a money market fund managed by Alliance). Exchanges of shares are made at the next determined NAV, without sales or service charges. You may request an exchange by mail or telephone. You must call by 4:00 p.m., Eastern time, to receive that day's NAV. The Funds may modify, restrict, or terminate the exchange service on 60 days' written notice.
>
> HOW TO SELL SHARES
>
> You may "redeem" your shares (i.e., sell your shares to a Fund) on any day the Exchange is open, either directly or through your financial intermediary. Your sales price will be the next-determined NAV, less any applicable CDSC, after the Fund receives your sales request in proper form. Normally, proceeds will be sent to you within 7 days. If you recently purchased your

> shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 15 days).

44. The Prospectuses falsely stated that Alliance Capital Management actively safeguards shareholders from the harmful effects of timing. For example, language that typically appeared in the Prospectuses stated as follows:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations. In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time.

45. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged plaintiff and the other members of the Class:

(a) that defendants had entered into an agreement allowing Canary to time their trading of the AllianceBernstein Funds shares and to "late trade";

(b) that, pursuant to that agreement, Canary and other favored investors regularly timed and late-traded the AllianceBernstein Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against Canary and they waived the redemption fees that these defendants should have been required to pay pursuant to stated AllianceBernstein Funds policies;

(d) that the Fund Defendants regularly allowed Canary and other favored investors to engage in trades that were disruptive to the efficient management of the

AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(e) that the amount of compensation paid by the AllianceBernstein Funds to Alliance Capital Management, because of the AllianceBernstein Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to Alliance Capital Management by the AllianceBernstein Funds and their respective shareholders, including plaintiff and other members of the Class.

46. Defendants issued, caused to be issued and participated in the issuance of materially false and misleading written statements to the investing public which were contained in Prospectuses and omitted to state material facts that were required to be stated in order to make the statements contained therein not misleading as set forth above. This misinformation continued throughout the Class Period. By reason of the conduct herein alleged, Defendants violated, and/or controlled a person and/or entity who violated, Section 11 of the Securities Act.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against Defendants For Violations Of Section 11 Of The Securities Act

47. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

48. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against Defendants.

49. Defendants are the registrants for the fund shares sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. Defendants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

50. Plaintiff were provided with the Technology Fund Prospectus and, similarly, prior to purchasing units of each of the other AllianceBernstein Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the AllianceBernstein Funds pursuant or traceable to the relevant false and misleading Prospectuses and were damaged thereby.

51. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the AllianceBernstein Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, Canary and other select investors were allowed to engage in timed trading and late-trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had entered into an unlawful agreement allowing Canary to time its trading of the AllianceBernstein Funds shares and to "late trade;"

(b) that, pursuant to that agreement, Canary regularly timed and late-traded the AllianceBernstein Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders and late trading selectively, i.e., they did not enforce it against Canary;

(d) that the Fund Defendants regularly allowed Canary to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants and Canary benefitted financially at the expense of the AllianceBernstein Funds investors including plaintiff and the other members of the Class.

52. At the time they purchased the AllianceBernstein Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA as Control Persons of The AllianceBernstein Registrants
<u>For Violations of Section 15 of the Securities Act</u>

53. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that

could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

54. This Claim is brought pursuant to Section 15 of the Securities Act against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA, each as a control person of the AllianceBernstein Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the AllianceBernstein Funds' public filings, press releases and other publications are the collective actions of Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA.

55. The AllianceBernstein Registrants (including Defendant AllianceBernstein Technology Fund, Inc.) are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA was a "control person" of the AllianceBernstein Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of AllianceBernstein Funds -- by virtue of their positions of control and authority over the AllianceBernstein Registrants -- Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA directly and indirectly, had the power and authority, and exercised the same, to cause the AllianceBernstein Registrants to engage in the wrongful conduct complained of herein. Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA are liable to plaintiff and the other members of the Class for the AllianceBernstein Registrants' primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiff and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding plaintiff and other members of the Class rescission of their contracts with Alliance Capital Management, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Alliance Capital Management pursuant to such agreements;

D. Causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

E. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

F. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 19, 2003

BERNSTEIN LIEBHARD & LIFSHITZ, LLP

By: [signature]
Sandy A. Liebhard (SL-0835)
U. Seth Ottensoser (UO-9703)
Gregory M. Egleston (GE-1932)
10 East 40th Street
New York, NY 10016
Tel: (212) 779-1414

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Bernard Schwimmer ("Plaintiff"), declare the following as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint filed in this matter and has authorized the filing of a complaint based on similar allegations in a related or amended complaint. Plaintiff retains Bernstein Liebhard & Lifshitz, LLP and such co-counsel it deems appropriate to associate with to pursue such action on a contingent fee basis.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group. A lead plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include testifying at deposition and trial. I understand that the litigation is not settled, this is not a claim form, and sharing in any recovery is not dependent upon execution of this Certification

4. Plaintiff's transaction(s) in the ALLIANCEBERNSTEIN FUND that is the subject of this action are as follows:

No. of Shares	Mutual Fund	Buy/Redeem	Date	Price Per Share
39.92	TECH FUND A	B	10/26/00	125.25
2.645		B	12/19/00	93.26
.058		B	3/19/01	73.19

Please list other transactions on a separate sheet of paper, if necessary.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for the class in any action filed under the federal securities laws except as indicated here:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, or as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 18 day of November 2003.

[signature]
Signature

BERNARD SCHWIMMER
Print Name